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Exhibit

Exhibit Description

99.1 Announcement on 2025/10/21: Announcement of the Company’s Board Meeting Date of Q3, 2025 Consolidated Financial Report

99.2 Announcement on 2025/10/21: Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on April 23rd, 2025

Exhibit 99.1

Announcement of the Company’s Board Meeting Date of Q3, 2025 Consolidated Financial Report

1. Date of a notice of the board of directors meeting is issued: 2025/10/21

2. Expected date of the board of directors meeting is convened: 2025/10/29

3. Expected year and quarter of the financial reports or the annual self-assessed financial information submitted to the board of directors or approved by the board of directors:

Q3, 2025 Consolidated Financial Report

4. Any other matters that need to be specified: None

Exhibit 99.2

Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on April 23rd, 2025

1. Date of the board of directors’ resolution: NA

2. Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]:

United Microelectronics Corporation 3rd unsecured straight corporate bond issuance in 2025

3. Whether to adopt shelf registration (Yes/No): No

4. Total amount issued: NT$5,000 million

5. Face value per bond: NT$1 million

6. Issue price: At par

7. Issuance period: 3 years

8. Coupon rate: Fixed rate, 1.70% p.a.

9. Types, names, monetary values and stipulations of collaterals: N/A

10. Use of the funds raised by the offering and utilization plan: Debt Repayment

11. Underwriting method: Public offering through underwriters

12. Trustees of the corporate bonds: CTBC Bank Co., Ltd

13. Underwriter or agent: Yuanta Securities Co., Ltd as the lead underwriter

14. Guarantor(s) for the issuance: None

15. Agent for payment of the principal and interest: CTBC Bank Co., Ltd

16. Certifying institution: None

17. Where convertible into shares, the rules for conversion: N/A

18. Sell-back conditions: None

19. Buyback conditions: None

20. Reference date for any additional share exchange, stock swap, or subscription: N/A

21. Possible dilution of equity in case of any additional share exchange, stock swap, or subscription: N/A

22.Any other matters that need to be specified: None